UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

ROBOMATIX TECHNOLOGIES LTD.
(Name of Subject Company)

ROBOMATIX TECHNOLOGIES LTD.
(Names of Person Filing Statement)

Ordinary Shares, Par Value NIS 1.46 Per Share
(Title of Class of Securities)

M8216J107
(CUISIP Number of Class of Securities)

Andris J. Vizbaras, Esq.
Carter Ledyard & Milburn LLP
2 Wall Street
New York, New York 10005
(212) 732-3200
(Name, address, and telephone numbers of persons authorized
to receive notices and communications on behalf of filing persons)

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
N/A	N/A

*	Set forth the amount on which the filing fee is calculated and state how it was determined.

   Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:______________________

Form or Registration No.:______________________

Filing Party:______________________

Date Filed:______________________

   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

third party tender offer subject to Rule 14d-1.

issuer tender offer subject to Rule 13e-4.

going-private transaction subject to Rule 13e-3.

amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

TADIRAN TELECOM COMMUNICATION SERVICES IN ISRAEL (LIMITED PARTNERSHIP)
CONDENSED INTERIM FINANCIAL STATEMENTS
AS OF MARCH 31, 2005

INTERIM BALANCE SHEETS
(in thousands reported NIS)

	March 31	December 31
	2 0 0 5	2 0 0 4

Current assets
Cash	20	—
Trade receivables	23,192	20,709
Other accounts receivable	239	199
Inventory	4,103	2,903

Total current assets	27,554	23,811

Long-term receivables	278	—

Property and equipment, net	1,974	754

Other assets, net	24,315	25,675

	54,121	50,240

Current liabilities
Short-term credit from bank and related party	12,155	7,622
Trade payables	2,620	4,483
Other accounts payable	12,999	14,031

Total current liabilities	27,774	26,136

Long-term liabilities
Long-term loan from related party	14,221	16,390
Severance pay	3,359	3,462

	17,580	19,852

Partners' capital	8,767	4,252

	54,121	50,240

INTERIM STATEMENTS OF OPERATIONS
(in thousands reported NIS)

	Period of three months ended
	March 31,	December 31,
	2 0 0 5	2 0 0 4

Sales	23,402	25,661
Cost of sales	13,756	16,527

Gross profit	9,646	9,134

Marketing expenses	1,480	—
General and administrative expenses	3,377	4,650
	4,857	4,650

Operating income	4,789	4,484

Financial expenses, net	274	232

Net income	4,515	4,252

STATEMENTS OF CHANGES IN PARTNERS CAPITAL
(in thousands reported NIS)

	Partners capital	Total

Balance - October 1, 2004	—	—

Income for the period	4,252	4,252

Balance - December 31, 2004	4,252	4,252

	Partners capital	Total

Balance - January 1, 2005	4,252	4,252

Income for the period	4,515	4,515

Balance - March 31, 2005	8,767	8,767

INTERIM STATEMENT OF CASH FLOWS
(in thousands reported NIS)

Three month period ended
March 31,
2 0 0 5

Cash flows - Operating activities
Net income	4,515
Adjustments to present cash flows provided by operating
activities (see A below)	(3,258)

Net cash provided by operating activities	1,257

Cash flows - Investing activities
Additions to fixed assets	(1,270)

Net cash used in investing activities	(1,270)

Cash flows - Financing activities
Increase in short-term bank borrowings, net	5,433
Repayment of long-term loan from related party	(5,400)

Net cash provided by financing activities	33

Increase in cash	20

Cash at the beginning of the period	—

Cash at the end of the period	20

INTERIM STATEMENT OF CASH FLOWS
(in thousand reported NIS)

Period of three months ended
March 31,
2 0 0 5
A. Adjustments to present cash flows provided by operating activities:

Income and expenses not affecting operating cash flows:
Depreciation and amortization	1,410
Decrease in accrued severance pay	(103)
Increase in long-term loan	213
1,520
Changes in operating assets and liabilities:

Increase in trade receivables	(2,340)
Increase in other accounts receivable (including long-term receivables)	(318)
Increase in inventory	(1,200)
Decrease in trade payables	(3,412)
Increase in other accounts payable	2,635
(4,778)

(3,258)

Notice to Read Tender Offer Materials

This is neither an offer to purchase nor a solicitation of an offer to sell shares of Robomatix. At the time the tender offer is commenced, WorldGroup intends to file a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission containing an offer to purchase, forms of letters of transmittal and other documents relating to the transaction. Robomatix intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 relating to the transaction with the U.S. Securities and Exchange Commission. WorldGroup and Robomatix intend to mail these documents to the shareholders of Robomatix. These documents will contain important information about the transaction and shareholders of Robomatix are urged to read them carefully when they become available. Shareholders of Robomatix will be able to obtain a free copy of these documents (when they become available) at the website maintained by the Securities and Exchange Commission at www.sec.gov. In addition, shareholders will be able to obtain a free copy of these documents (when they become available) from WorldGroup or Robomatix at: 1 Azrieli Center, Tel Aviv, 67021, Israel, attention: Investor Relations.